UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by Bill Davidge. We also have received a letter on the proponent's behalf dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bill Davidge
c/o Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

766421

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Bill Davidge (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons Alaska deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, Alaska is notifying the Proponent and his representative of its intention to exclude the Proponent's proposal from its proxy statement and form of proxy. Alaska currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 9, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson/CKV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of Alaska Air Group, Inc., a Delaware corporation (*"**Alaska**"* or the "***Company***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***") submitted by Mr. Bill Davidge (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in its proxy statement and form of proxy (together, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004.

The Proposal requires that the board of directors "take all necessary steps to amend [the] corporation's bylaws and adopt policy to ensure that the Lead Independent Director is truly independent when the office of Chairman and CEO are held by the same person." In this regard the "Lead Independent Director can never have previously served as an executive of our company, or been retained on the company's behalf as a consultant or attorney."

It is Alaska's belief that the Proposal may be omitted properly excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal "is contrary to . . . the Commission's proxy rules" and contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

A. The Proposal is so vague and indefinite that the Company would not know how to implement the Proposal.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g.,* SEC No-Action Letter, The Proctor & Gamble Company (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); SEC No-Action Letter, Philadelphia Electric Company (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and SEC No-Action Letter, NYNEX Corporation (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing if actions by the Board implemented the Proposal. The Proposal is definite and clear in that a Lead Independent Director can not have been an executive officer of, or an attorney or consultant to, the Company. However, if the CEO and Chairman are the same person, the policy and/or Bylaw must provide more information. The policy and/or Bylaw must "ensure that the Lead Independent Director is truly independent." There is no guidance in the Proposal as to what "truly independent" may mean. The Proposal refers to "the highest standards for independency," but again does not define what that term may mean.

B. The Proposal or portions thereof are false and misleading, in violation of Rule 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. We believe that the following statement in the Proposal is false and/or misleading:

1. Currently, both the Securities and Exchange Commission and the new York Stock Exchange recognize that directors will not be considered independent unless certain relationships exist (or not) with the corporation within the prior five years.

This statement is false and misleading. A review of NYSE Rule 303A.02 indicates that to the extent that there is a time period after which a relationship that ceases to exist will continue to defeat independence, the time period is three years, not five. We are unaware of any Commission rule or final release indicating that directors may not be independent if certain relationships exist (or not) with the corporation within the prior five years.

The Proponent provides no support for the statement and therefore it should be deleted or recast.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of false and misleading statement contained therein, we respectfully request that the Staff recommend exclusion of the statement discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

NO. 2—LEAD INDEPENDENT DIRECTOR: HIGHER STANDARDS NECESSARY AT OUR COMPANY

RESOLVED: Shareholders request the Board of Directors take all necessary steps to amend our corporation's bylaws and adopt policy to ensure that the Lead Independent Director is truly independent when the office of Chairman and CEO are held by the same person. Furthermore, that the Lead Independent Director can never have previously served as an executive of our company, or been retained on the company's behalf as a consultant or attorney.

This proposal is submitted by Mr. Bill Davidge.

Currently, both the Securities and Exchange Commission and the New York Stock Exchange recognize that directors will not be considered independent unless certain relationships exist (or not) with the corporation within the prior five years.

Shareholders propose that more stringent requirements be incorporated into our company's Bylaws to ensure the highest standards for independency in corporate governance, especially when the offices of Chairman and CEO are held by the same person.

ENSURE LEADERSHIP OF BOARD INDEPENDENCY—VOTE YES ON NO. 2

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission ("Commission" or "Staff")
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal --Lead Independent Director: Higher Standards Necessary At Our Company
Mr. Bill Davidge, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponent's Exhibits Z; (2) Alaska Air Group, Inc. ("company" or "AAG") No Action Letter Request and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168 FAX (520) 742-6963 or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. Bill Davidge c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Davidge is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff.

We find that the issues raised by the company are without merit. The first point the company asserts is that the proposal is vague and unclear. The company goes on to imagine an extended range of theoretical possibilities that this proposal's fantasized lack of clarity could cause.

Dear Staff--this is an absurd effort on the part of the company. The proposal is non-binding because it relies upon the company to lawfully perform the necessary changes to the necessary documents, forms and filings as may be required to create a higher standard for the position of Lead Independent Director.

The proponent's use of the general term "bylaws" and "policy" surely covers the range of the necessary documents, forms and filings as may be necessary.

Frankly, the company's concern about some difficulty regarding a director being both CEO and Chairman seems to us to have no relationship whatsoever to the issue addressed by this proposal. However tortured the theoretical difficulty envisioned by the company, we think it is reasonable that the shareholders should rightfully expect the company to deal with such details as necessary to construct the language required to implement the proposal.

Perhaps it is possible that this proposal could be more simple and clear. Perhaps it could be more detailed, but we have no doubt that if it were the company would object to any such detailing as an encroachment on its proprietary power, authority and responsibility.

As for the single detail upon which the company has hung its charge of *false and misleading*, it is a simple error that can be easily corrected. We all know that in recent months the rules, regulation and interpretations of the New York Stock Exchange have been undergoing review and revision. Even the company notes as much in pointing out that the NYSE Rule 303A.02 now reads three years not five years.

Have there not been considerable changes to these rules between the time the proposal was submitted last fall and the date of the company's request for the proposal to be excluded from its proxy? There has surely been sufficient time for the company to have communicated with the proponent on these issues and resolved any questions, other than the specific issue at the point of the proposal.

The state of corporate governance in this country has been hotly debated since this company's last annual meeting. The Commission has devoted substantial resources to considering this topic. The public at large has overwhelmingly supported expanding democratic corporate governance to empower this country's shareholders with the ability to hold management accountable.

Surely the Commission would not wish to deny the shareholders of any company the right to set reasonable higher standards than rules or policies that often prescribe a minimum standard. Would the Commission wish to disallow the shareholders of this company the opportunity to express their view on such an important subject?

Please provide us the guidance we need to insure that we are not denied such an opportunity. We pray, let the shareholders of this company vote.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,



Richard D. Foley "For" Bill Davidge

Copy to:
File
Bill Davidge
VotePal.com
Alaska Air Group, Inc.
Dennis P. Barron Esq.
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Bill Davidge (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons Alaska deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, Alaska is notifying the Proponent and his representative of its intention to exclude the Proponent's proposal from its proxy statement and form of proxy. Alaska currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 9, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /CKV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of Alaska Air Group, Inc., a Delaware corporation ("***Alaska***" or the "***Company***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***") submitted by Mr. Bill Davidge (the "***Proponent***"), a copy of which is annexed hereto as <u>Exhibit B</u>, for inclusion in its proxy statement and form of proxy (together, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004.

The Proposal requires that the board of directors "take all necessary steps to amend [the] corporation's bylaws and adopt policy to ensure that the Lead Independent Director is truly independent when the office of Chairman and CEO are held by the same person." In this regard the "Lead Independent Director can never have previously served as an executive of our company, or been retained on the company's behalf as a consultant or attorney."

It is Alaska's belief that the Proposal may be omitted properly excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal "is contrary to . . . the Commission's proxy rules" and contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

A. The Proposal is so vague and indefinite that the Company would not know how to implement the Proposal.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g.*, SEC No-Action Letter, The Proctor & Gamble Company (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); SEC No-Action Letter, Philadelphia Electric Company (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and SEC No-Action Letter, NYNEX Corporation (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing if actions by the Board implemented the Proposal. The Proposal is definite and clear in that a Lead Independent Director can not have been an executive officer of, or an attorney or consultant to, the Company. However, if the CEO and Chairman are the same person, the policy and/or Bylaw must provide more information. The policy and/or Bylaw must "ensure that the Lead Independent Director is truly independent." There is no guidance in the Proposal as to what "truly independent" may mean. The Proposal refers to "the highest standards for independency," but again does not define what that term may mean.

B. The Proposal or portions thereof are false and misleading, in violation of Rule 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. We believe that the following statement in the Proposal is false and/or misleading:

1. *Currently, both the Securities and Exchange Commission and the new York Stock Exchange recognize that directors will not be considered independent unless certain relationships exist (or not) with the corporation within the prior five years.*

This statement is false and misleading. A review of NYSE Rule 303A.02 indicates that to the extent that there is a time period after which a relationship that ceases to exist will continue to defeat independence, the time period is three years, not five. We are unaware of any Commission rule or final release indicating that directors may not be independent if certain relationships exist (or not) with the corporation within the prior five years.

The Proponent provides no support for the statement and therefore it should be deleted or recast.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of false and misleading statement contained therein, we respectfully request that the Staff recommend exclusion of the statement discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

NO. 2—LEAD INDEPENDENT DIRECTOR: HIGHER STANDARDS NECESSARY AT OUR COMPANY

RESOLVED: Shareholders request the Board of Directors take all necessary steps to amend our corporation's bylaws and adopt policy to ensure that the Lead Independent Director is truly independent when the office of Chairman and CEO are held by the same person. Furthermore, that the Lead Independent Director can never have previously served as an executive of our company, or been retained on the company's behalf as a consultant or attorney.

This proposal is submitted by Mr. Bill Davidge.

Currently, both the Securities and Exchange Commission and the New York Stock Exchange recognize that directors will not be considered independent unless certain relationships exist (or not) with the corporation within the prior five years.

Shareholders propose that more stringent requirements be incorporated into our company's Bylaws to ensure the highest standards for independency in corporate governance, especially when the offices of Chairman and CEO are held by the same person.

ENSURE LEADERSHIP OF BOARD INDEPENDENCY—VOTE YES ON NO. 2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal requests that the board take all necessary steps to amend the bylaws and adopt a policy to ensure that the Lead Independent Director is truly independent.

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must, in the sentence that begins "Currently, both the Securities and Exchange Commission . . ." and ends ". . . within the prior five years," replace the work "five" with "three" and provide a citation to a specific source. Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor